March 6, 2012

By Edgar

Mr. Christian Windsor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Associated Banc-Corp

          Proxy Statement on Schedule 14A

          Filed February 27, 2012

          File No. 001-31343

Dear Mr. Windsor:

The response of Associated Banc-Corp (“Associated”) to the comments in the Securities and Exchange Commission (the “Commission”) comment letter dated March 2, 2012 (the “Comment Letter”) related to Associated’s Preliminary Proxy Statement on Schedule 14A follows. For reference purposes, each Staff comment has been set forth below in bold followed by Associated’s response.

Proposal 2: Approval of Amendment to Amended and Restated Articles of Incorporation Regarding Preferred Stock, page 48

1.	Please include the financial and other information required by Item 13 of Schedule 14A and referenced by Item 12 of Schedule 14A. Alternatively, provide a legal analysis of why you have omitted the Item 13 information.

Item 12 of Schedule 14A is not applicable because there is no modification of a class of securities or issuance of securities in exchange for outstanding securities of Associated. Thus, the financial and other information set forth in Item 13 of Schedule 14A is not required to be included in Associated’s Definitive Proxy Statement on Schedule 14A.

Proposal 2 relates to the approval by Associated’s common shareholders of an amendment to Associated’s Amended and Restated Articles of Incorporation, as amended (the “Current Articles”), to permit Associated to issue preferred stock without certain mandatory provisions, including cumulative dividends. The Articles of Amendment to Associated’s Amended and Restated Articles of Incorporation (the “Series B Preferred Stock Designations”), filed with the Wisconsin Department of Financial Institutions on September 13, 2011, setting forth the terms of Associated’s 8.00% Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share (the “Series B Preferred Stock”) issued in September 2011, provide that dividends on the Series B Preferred Stock will automatically become non-cumulative upon the effective date of the proposed Articles of Amendment to the Current Articles (the “Proposed Amendment”) described in Proposal 2.

Mr. Christian Windsor

Securities and Exchange Commission

March 6, 2012

2.	Explain to the staff in your response letter whether the shareholders of the outstanding Series B Preferred Stock have voting rights on the change and how this change is permissible under relevant state law.

Series B Preferred Stock shareholders do not have voting rights on the Proposed Amendment. The holders of Series B Preferred Stock have limited voting rights. Under Wisconsin corporate law and pursuant to the Series B Preferred Stock Designations, the holders of Series B Preferred Stock are entitled to vote on an amendment, alteration or repeal of a provision of Associated’s Articles of Incorporation that “materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or the holders thereof....” Because the non-cumulative dividend is already a term of the Series B Preferred Stock, as set forth in the Series B Preferred Stock Designations, the Proposed Amendment does not materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or the holders thereof. Therefore, Series B Preferred Stock shareholders do not have voting rights on the Proposed Amendment under Wisconsin corporate law.

Attached hereto as Appendix A is proposed revised disclosure to be included in Proposal 2 of Associated’s Definitive Proxy Statement on Schedule 14A, which expands existing disclosure to describe that, as contemplated by the Series B Preferred Stock Designations, dividends on the Series B Preferred Stock will automatically become non-cumulative immediately upon the effective date of the Proposed Amendment and that holders of depositary shares will have no right to vote on the Proposed Amendment.

3.	Please indicate if the possibility of changing the rights of the Series B preferred shares was communicated to the purchasers at the time of sale in September 2011.

The terms of the Series B Preferred Stock before and after the effective date of the Proposed Amendment were set forth prominently in the final prospectus supplement for the public offering of the Series B Preferred Stock depositary shares, filed September 9, 2011 (the “Prospectus Supplement”), to the prospectus, dated December 17, 2008, filed by Associated with the Commission as part of Associated’s Registration Statement on Form S-3 (Registration No. 333-156251), filed on December 17, 2008. Relevant excerpts from the Prospectus Supplement are set forth on Appendix B attached hereto.

On behalf of Associated, and as requested in your letter, we acknowledge that:

•	Associated is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Christian Windsor

Securities and Exchange Commission

March 6, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at (414) 283-2582 if you have any questions or need further information.

Sincerely,

/s/ Kristi A. Hayek

Senior Vice President,

Acting General Counsel

& Corporate Secretary

Associated Banc-Corp

cc:   Jessica Livingston, United States Securities and Exchange Commission (via email)

        Joseph B. Selner, Chief Financial Officer, Associated Banc-Corp

        Robert J. Wild, Esq., Katten Muchin Rosenman LLP

Appendix A

Proposed Revised Disclosure to be Included in

Proposal 2 – Approval of Amendment to

Amended and Restated Articles of Incorporation Regarding Preferred Stock

Set forth below is proposed revised disclosure to be included in Proposal 2 of Associated Banc-Corp’s Definitive Proxy Statement on Schedule 14A.

On September 14, 2011, Associated issued 2,600,000 depositary shares, each representing a 1/40th interest in a share of Series B Preferred Stock in an underwritten public offering. The terms of the Series B Preferred Stock are set forth in the Articles of Amendment to Associated’s Amended and Restated Articles of Incorporation. The prospectus supplement for the offering of the Series B Preferred Stock depositary shares (the “Prospectus Supplement”) disclosed that dividends on the Series B Preferred Stock initially would be cumulative because the Current Articles require that preferred stock dividends be cumulative, and that, as contemplated by the terms of the Series B Preferred Stock, dividends on the Series B Preferred Stock will automatically become non-cumulative immediately upon the effective date of an amendment to the Current Articles permitting the issuance of preferred stock which pays non-cumulative dividends. The Prospectus Supplement further disclosed that Associated’s board of directors had approved the Charter Amendment, and that the Charter Amendment was expected to become effective in April 2012 following common shareholder approval and the filing of the Charter Amendment with the Wisconsin Department of Financial Institutions. Finally, the Prospectus Supplement disclosed that holders of depositary shares will have no right to vote on the Charter Amendment because the terms of the Series B Preferred Stock are not being amended, altered or repealed by the Charter Amendment so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or the holders thereof.

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A-1

Appendix B

Relevant Excerpts Regarding Terms of

Series B Preferred Stock of Associated Banc-Corp

Set forth below are excerpts from the final prospectus supplement, dated September 7, 2011 (the “Prospectus Supplement”), to the prospectus, dated December 17, 2008, filed by Associated Banc-Corp (“Associated”) with the Securities and Exchange Commission on September 9, 2011, as part of Associated’s Registration Statement on Form S-3 (Registration No. 333-156251), filed on December 17, 2008, describing the terms of the depositary shares, each representing a 1/40th interest in a share of Associated’s 8.00% Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share (the “Series B Preferred Stock”).

These excerpts describe the terms of the Series B Preferred Stock which provide that dividends on the Series B Preferred Stock will automatically become non-cumulative immediately upon the effective date of an amendment to Associated’s Amended and Restated Articles of Incorporation permitting the issuance of preferred stock which pays non-cumulative dividends and the fact that holders of depositary shares will have no right to vote on such amendment.

Prospectus Supplement – Cover Page

Dividends on the Series B Preferred Stock initially will be cumulative, because our current articles of incorporation require that preferred stock dividends be cumulative. However, dividends on the Series B Preferred Stock will automatically become non-cumulative immediately upon the effective date of an amendment to our articles of incorporation permitting the issuance of preferred stock which pays non-cumulative dividends. Our board of directors has approved such an amendment, and it is expected to become effective in April 2012 following common shareholder approval and our filing of the amendment with the Department of Financial Institutions of the State of Wisconsin. After the non-cumulative dividend period begins, we will have no obligation to pay any dividends that were undeclared and unpaid during the cumulative dividend period. Accordingly, in deciding whether or not to invest in the depositary shares, you should assume that dividends will be non-cumulative. (emphasis added)

Following the effective date of that amendment, in the event dividends are not declared on the Series B Preferred Stock for payment on any dividend payment date, those dividends will not be cumulative and will not accrue or be payable, and if we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for that dividend period, whether or not dividends on the Series B Preferred Stock are declared for any future dividend period.

Prospectus Supplement – Summary (pages S-3 – S-4)

Dividends on the Series B Preferred Stock initially will be cumulative, because Associated Banc-Corp’s current articles of incorporation require that preferred stock dividends be cumulative. However, dividends on the Series B Preferred Stock will automatically become non-cumulative immediately upon the effective date of an amendment to Associated Banc-Corp’s articles of incorporation permitting the issuance of preferred stock which pays non-cumulative dividends. Associated Banc-Corp’s board of directors has approved such an amendment, proposed it for submission to common shareholders at our next annual meeting of shareholders scheduled for April 24, 2012 and recommended that they approve it. The amendment will become effective, and dividends will become non-cumulative, following common shareholder approval and our filing of the amendment with the Department of Financial Institutions of the State of Wisconsin. We intend to hold a shareholder vote on this amendment at our 2012 annual meeting of shareholders, and, if not approved at that meeting, at subsequent annual or special meetings until approval is obtained. (emphasis added) In this prospectus supplement, we refer to the period prior to the effective date of this amendment as the “Cumulative Dividend Period” and we refer to the period commencing upon the effective date of this amendment as the “Non-Cumulative Dividend Period.” In deciding whether or not to invest in the depositary shares, you should assume that dividends will be non-cumulative.

The change from cumulative to non-cumulative dividends is a term of the Series B Preferred Stock and occurs automatically upon effectiveness of the appropriate amendment to the articles of incorporation. Holders of depositary shares or Series B Preferred Stock will have no right to vote on this amendment to the articles of incorporation or on the change from cumulative to non-cumulative dividends. (emphasis added)

Prospectus Supplement – Risk Factors (page S-12)

Upon effectiveness of the amendment of our articles of incorporation, dividends on the Series B Preferred Stock underlying the depositary shares will be discretionary and non-cumulative, and we will have no obligation to pay dividends that were undeclared and unpaid during the initial Cumulative Dividend Period.

Dividends on the Series B Preferred Stock will automatically become non-cumulative immediately upon the effective date of an amendment to our articles of incorporation permitting the issuance of preferred stock which pays non-cumulative dividends. Our board of directors has approved such an amendment, proposed it for submission to our common shareholders at our next annual meeting of shareholders scheduled for April 24, 2012 and recommended that they approve it. The amendment will become effective, and dividends will become non-cumulative, following common shareholder approval and our filing of the amendment with the Department of Financial Institutions of the State of Wisconsin. We intend to hold a shareholder vote on this amendment at our 2012 annual meeting of shareholders and, if not approved at that meeting, at subsequent annual or special meetings until approval is obtained. After the Non-Cumulative Dividend Period begins on the date the amendment to our articles of incorporation is effective, we will have no obligation to pay any dividends that were undeclared and unpaid during the Cumulative Dividend Period. Accordingly, in deciding whether or not to invest in the depositary shares, you should assume that dividends will be non-cumulative. (emphasis added)

The change from cumulative to non-cumulative dividends is a term of the Series B Preferred Stock and occurs automatically upon effectiveness of the amendment to our articles of incorporation. Holders of depositary shares or Series B Preferred Stock will have no right to vote on this amendment to our articles of incorporation or on the change from cumulative to non-cumulative dividends. (emphasis added)

Consequently, subsequent to effectiveness of the amendment, if our board of directors does not authorize and declare a dividend for any dividend period, holders of depositary shares would not be entitled to receive any such dividend, and any such undeclared and unpaid dividend will not accrue or be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for that period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series B Preferred Stock or any other preferred stock we may issue. (emphasis added)

Prospectus Supplement – Description of Series B Preferred Stock (page S-20)

Cumulative and Non-Cumulative Dividend Periods

Dividends on the Shares offered hereby initially will be cumulative, because our amended and restated articles of incorporation currently require that preferred stock dividends be cumulative. However, dividends on the Shares will, pursuant to the terms of the Shares, automatically become non-cumulative immediately upon the effective date of an amendment to our articles of incorporation permitting the issuance of preferred stock which pays non-cumulative dividends. Our board of directors has approved such an amendment, proposed it for submission to common shareholders at our next annual meeting of shareholders scheduled for April 24, 2012 and recommended that they approve it. The amendment will become effective, and dividends will become non-cumulative, following common shareholder approval and the filing of the amendment with the Department of Financial Institutions of the State of Wisconsin. We intend to hold a shareholder vote on this amendment at our 2012 annual meeting of shareholders, and, if not approved at that meeting, at subsequent annual or special meetings until approval is obtained. (emphasis added) In this prospectus supplement, we refer to the period prior to the effective date of such an amendment as the “Cumulative Dividend Period” and we refer to the period commencing upon the effective date of such an amendment as the “Non-Cumulative Dividend Period.”

The change from cumulative to non-cumulative dividends is a term of the Shares and occurs automatically upon effectiveness of the appropriate amendment to our amended and restated articles of incorporation. Holders of depositary shares or Shares will have no right to vote on this amendment to the articles of incorporation or on the change from cumulative to non-cumulative dividends. (emphasis added)

During any Dividend Period for which the corresponding Dividend Payment Date occurs during the Non-Cumulative Dividend Period, the dividends on the Shares will be non-cumulative (even if a portion of that Dividend Period occurs during the Cumulative Dividend Period, and even if there are undeclared and unpaid dividends for Dividend Periods occurring during the

Cumulative Dividend Period). For any Dividend Payment Date occurring during the Non-Cumulative Dividend Period, we have no obligation to pay dividends for the corresponding Dividend Period after that Dividend Payment Date or to pay interest with respect to these dividends, whether or not we declare dividends on the Shares for any subsequent Dividend Period.

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